SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 4)*

Castle Brands Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148435100
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida  33137
(305) 575-6015
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 148435100	13D/A	Page 2 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Phillip Frost, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 669,776 (1)
	8	Shared Voting Power 32,580,145 (2)(3)(4)
	9	Sole Dispositive Power 669,776 (1)
	10	Shared Dispositive Power 32,580,145 (2)(3)(4)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,249,921 (1)(2)(3)(4)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 30.96% (5)
14	Type of Reporting Person (See Instructions) IN

(1)	Includes vested warrants and options to purchase 70,000 Common Shares (as defined herein).

(2)	Includes 23,072,355 Common Shares of the Issuer held by the Gamma Trust (as defined herein).

(3)	Includes 9,370,790 Common Shares held by the Nevada Trust (as defined herein).

(4)	Includes vested warrants to purchase 137,000 Common Shares held by the Nevada Trust.

(5)
The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010, (ii) 70,000 Common Shares to be issued upon the exercise of vested warrants and options held by the Reporting Person, and (iii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

CUSIP No. 148435100	13D/A	Page 3 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Frost Gamma Investments Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 23,072,355
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,072,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,072,355
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.52% (1)
14	Type of Reporting Person (See Instructions) 00

(1)
The calculation of the percentage is based on 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010.

CUSIP No. 148435100	13D/A	Page 4 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Frost Nevada Investments Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,507,790 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,507,790 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,507,790 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.86% (1)
14	Type of Reporting Person (See Instructions) 00

(1)	Includes vested warrants to purchase 137,000 Common Shares.

(2)
The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010, and (ii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 5 of 7

SCHEDULE 13D/A
AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC, Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC and Amendment No. 3 to Schedule 13D filed on May 22, 2009, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of 400,000 Common Shares as described in the first paragraph of Item 4 below was from the working capital of the Gamma Trust.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

During the 60 days prior to the date of this Amendment, the Gamma Trust acquired an aggregate of 400,000 Common Shares for investment purposes in the open market transactions listed in the table below.

Date	Number of Common Shares Purchased	Price Per Share
June 21, 2010	25,000	$0.30
June 22, 2010	2,283	$0.30
June 22, 2010	9,500	$0.31
June 22, 2010	5,000	$0.32
June 22, 2010	8,217	$0.33
June 24, 2010	350,000	$0.32

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares		Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Phillip Frost, M.D.	669,776	(1)	Sole	Sole	.62	%(2)
	32,580,145	(3)(4)(5)	Shared(6)(7)	Shared(6)(7)	30.35	%(8)
Total:	33,249,921	(3)(4)(5)			30.96	%(9)

Frost Gamma Investments Trust	23,072,355		Shared(6)	Shared(6)	21.52	%(10)

Frost Nevada Investments Trust	9,507,790	(5)	Shared(7)	Shared(7)	8.86	%(8)

CUSIP No. 148435100	13D/A	Page 6 of 7

(1)	Includes vested warrants and options to purchase 70,000 Common Shares.

(2)
The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010, (ii) 70,000 Common Shares to be issued upon the exercise of vested warrants and options held by Frost.

(3)	Includes 23,072,355 Common Shares held by the Gamma Trust.

(4)	Includes 9,370,790 Common Shares held by the Nevada Trust.

(5)	Includes vested warrants to purchase 137,000 Common Shares held by the Nevada Trust.

(6)
Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(7)
Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(8)
The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010, and (ii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

(9)
The calculation of the percentage is based on (i) 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010, (ii) 70,000 Common Shares to be issued upon the exercise of vested warrants and options held by Frost, and (iii) 137,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

(10)
The calculation of the percentage is based on 107,202,145 Common Shares outstanding as of June 25, 2010, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on June 29, 2010.

(c) Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

CUSIP No. 148435100	13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 2, 2010

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee